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                                                                    Exhibit 99.6


                             KELLER & COMPANY, INC.
                        Financial Institution Consultants
                        Investment and Financial Advisors


  555 Metro Place North                                       614-766-1426
  Suite 524                                                   614-766-1459 (fax)
  Dublin, Ohio 43017


  November 6, 2001

  Board of Directors
  A. J. Smith Federal Savings Bank
  14757 South Cicero Avenue

  Midlothian, IL 60445

  To the Board:

  In response to a request from the Office of Thrift Supervision, we hereby submit an independent appraisal update ("Update") of the pro forma market value of the to-be-issued stock of AJS Bancorp, Inc. ("Corporation"), which is the newly formed holding company of A. J. Smith Federal Savings Bank, Midlothian, Illinois ("A. J. Smith Federal" or the "Bank"), a federally-chartered mutual savings and loan association. Such stock is to be issued in connection with the reorganization of A. J. Smith Federal into the mutual holding company form of organization. After reorganization, the Corporation will own the Bank and a majority interest in the Corporation will be owned by AJS Bancorp, MHC, a federally-chartered mutual holding company. The public will own a minority interest in the Corporation. This Update of the Corporation's pro forma market value as of October 18, 2001, was prepared after a review of our original appraisal report as of August 24, 2001, ("Original Appraisal") and is being submitted to the Office of Thrift Supervision and the Illinois Office of Banks and Real Estate as an update of the Original Appraisal.

  This Update is based on conversations with the management of A. J. Smith Federal, the law firm of Luse, Lehman,Goreman, Pomerenk & Schick, Washington, D.C., and the investment banking firm of Trident Securities, a division of McDonald Investments, Inc. As in the preparation of the Original Appraisal, we believe the data and information used herein are accurate and reliable, but we cannot guarantee the accuracy of such data.

  In preparing this Update, we have given consideration to current market conditions and the recent performance of publicly-traded thrift institutions, including those institutions in A. J. Smith Federal's comparable group, and recently converted thrift institutions. The comparable group was screened to eliminate any institutions involved in merger/acquisition activities, but none of the comparable group institutions was eliminated due to such involvement. Further investigation into merger/acquisition activity involving publicly-traded thrift institutions in A. J. Smith Federal's city, county and market area revealed one institution involved in such activity, as indicated in Exhibit 1 and also recognized in the Original Appraisal.

  We have recognized a reinvestment rate of 3.70 percent before taxes in this Update, the same


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  Board of Directors
  A. J. Smith Federal Savings Bank

  November 6, 2001
  rate indicated in the Original Appraisal, based on current short term interest rates.

  We have updated the three valuation methods used in the Original Appraisal based on A. J. Smith Federal's June 30, 2001, financials and using the stock prices of publicly-traded thrift institutions as of October 18, 2001. Exhibits 2 and 3 provide stock prices, key valuation ratios and other pertinent data for all publicly-traded, FDIC-insured thrift institutions excluding mutual holding companies. Exhibits 4 and 5 provide stock prices, key valuation ratios and other pertinent data for all publicly-traded, FDIC-insured mutual holding companies. Exhibit 6 identifies the Bank's comparable group and provides comparative operating and financial data on A. J. Smith Federal and the comparable group institutions.

  Exhibit 7 provides a summary of publicly-traded thrift conversions since January 1, 2001, and the relative movement of their share prices. For the twelve conversions completed from June 30, 2000, to October 18, 2001, including two mutual holding companies, the average percentage price change one day after IPO was a positive 18.75 percent with a median of 22.00 percent, from a low of (2.50) percent to a high of 42.50 percent. The average percentage price change one week after IPO for the ten of those twelve conversions for which timely data is available was a positive 16.46 percent with a higher median of 19.27 percent, from a low of (3.57) percent to a high of 39.90 percent.

  Since August 24, 2001, there have been varying movements in the price to earnings multiple, the price to core earnings multiple, the price to book value ratio and the price to assets ratio of A. J. Smith Federal's comparable group and all publicly-traded, FDIC-insured thrifts in the United States ("all thrifts"). Exhibit 8 provides a comparison of key valuation ratios from the Original Appraisal to the date of this Update, October 18, 2001. It should be noted that although the SNL Thrift Index, the Dow Jones Industrial Average
  (DJIA) and the Standard and Poors 500 (S & P 500) indicated decreases from August 24, 2001, to October 18, 2001, all publicly-traded thrifts, NASDAQ-traded thrifts and the Bank's comparable group indicated considerably smaller decreases in their pricing ratios, with the price to core earnings multiple for NASDAQ-traded thrifts increasing very modestly. The average price to core earnings multiple for the comparable group decreased slightly from
  12.95 times earnings to 12.61 times earnings during that period and the average price to book value ratio for the comparable group decreased nominally from 82.34 percent to 82.25 percent.

  Exhibit 9 presents detailed market, pricing and financial ratios for A. J. Smith Federal, all thrifts, the 21 publicly-traded Illinois thrifts and the comparable group as of October 18, 2001.

  Exhibit 10 provides A. J. Smith Federal's June 30, 2001, assets and equity and the Bank's earnings for the twelve months ended June 30, 2001, which are the same as those used in the Original Appraisal. The Bank had assets of $198,148,000 and equity of $19,812,000 at June 30, 2001, and net income after taxes of $912,000 for the twelve months ended June 30, 2001. Core or normalized income after taxes for the twelve months ended June 30, 2001, was a


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  Board of Directors
  A. J. Smith Federal Savings Bank

  November 6, 2001
  higher $1,116,000, based on a one time benefit expense and an impairment loss related to the amortization of servicing rights.


  The trend in the market price of thrift stocks since the Original Appraisal indicates a modest 1.7 percent increase in the average price per share of the ten comparable group institutions. Of those ten institutions, six experienced increases in their price per share and four experienced decreases. As previously detailed, the pricing ratios also demonstrated varying activity since August 24, 2001. From August 24, 2001, to October 18, 2001, comparable group's average price to core earnings multiple decreased by 2.63 percent and its average price to book value ratio decreased by a nominal 0.11 percent.

  This Update is based on a review of each of the adjustments made in the Original Appraisal relative to the comparable group, with additional attention to the pro forma closing pricing ratios of converting thrift institutions and trends in market pricing, and indicates a modest increase in the upward adjustment for subscription interest and a modest decrease in the downward adjustment for the marketing of the issue applied in the Original Appraisal. In our opinion, considering the foregoing factors, an 11.7 percent increase to the pro forma value of the Corporation is warranted at this time.

  This updated valuation of the Corporation is based on the following valuation ratios as of October 18, 2001:

          Price to earnings multiple:
                  Midpoint                                    15.37x
                  Super maximum                               22.54x

          Price to core earnings multiple:
                  Midpoint                                    14.77x
                  Super maximum                               18.92x

          Price to book value ratio:
                  Midpoint                                    50.01%
                  Super maximum                               57.42%

          Price to assets ratio:
                  Midpoint                                     8.43%
                  Super maximum                               10.86%

  As indicated above, at the midpoint, the price to book value ratio increased from 47.19 percent at August 24, 2001, to 50.01 percent as of October 18, 2001; the price to net earnings multiple increased from 14.11 to 15.37; the price to core earnings multiple increased from

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  Board of Directors
  A. J. Smith Federal Savings Bank

  November 6, 2001

  12.00 to 14.77; and the price to assets ratio increased from 7.63 percent to
  8.43 percent as of October 18, 2001. At the super maximum, the price to book value ratio increased from 54.50 percent at August 24, 2001, to 57.42 percent as of October 18, 2001; the price to net earnings multiple increased from
  17.64 to 22.44; the price to core earnings multiple increased from 14.96 to 18.92; and the price to assets ratio increased from 9.84 percent to 10.86 percent as of October 18, 2001.

  Exhibit 15 details the valuation premium or discount applied to the comparable group in determining the value. The discount from the comparable group in the price to book value ratio was 39.19 percent at October 18, 2001, lower than the discount of 42.69 percent at August 24, 2001. The price core earnings multiple discount increased from a discount 7.35 percent to a premium of 17.21 percent during that time period. The discount of 4.38 percent in the price to assets ratio at August 24, 2001, changed to a premium of 9.46 percent at October 18, 2001.

  The valuation range in the Original Appraisal indicated a midpoint of $16,300,000, with a minimum of $13,855,000, a maximum of $18,745,000, and a super maximum of $21,556,750. In our opinion, based on A. J. Smith Federal's June 30, 2001, financials, the pricing ratios and price fluctuation of the Bank's comparable group, as well as current pricing ratios and trends in the market since the Original Appraisal, the midpoint value of the Corporation as of October 18, 2001, is $18,200,000, with a minimum of $15,470,600, a maximum of $20,930,400, and a super maximum of $24,069,500, representing 1,547,000 shares, 1,820,000 shares, 2,093,000 shares and 2,406,950 shares at $10.00 per share at the minimum, midpoint, maximum and super maximum, respectively. The corresponding gross proceeds of the public offering, based on the sale of 49.0 percent of the shares to be issued, will be $8,918,000 at the midpoint, ranging from $7,580,300 at the minimum to $10,255,700 at the maximum, with a super maximum of $11,794,055.

  The pro forma market value or appraised value of the Corporation is $18,200,000 at the midpoint as of October 18, 2001.

  Sincerely,

  KELLER & COMPANY, INC.